Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the use in this Amendment No. 4 to Registration Statement No. 333-194256 of our report dated February 28, 2014 (July 10, 2014 as to Note 3) relating to the Statement of Cash Receipts from Included Contracts Subject to the Brand Agreement between Fantex, Inc. and EJ Manuel and his affiliate Kire Enterprises, LLC dated February 14, 2014, for the year ended December 31, 2013 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement) and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
San Francisco, CA
July 10, 2014